EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE February 18, 2014
ITEM 3.	NEWS RELEASE Issued February 18, 2014 and distributed through the facilities of CNW (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE
The Company announced the results of an independent mineral resource estimate for the Depp Kerr Zone at the KSM Project. This deposit contains an inferred resource of 515 million tonnes grading 0.53% copper and 0.36 g/T gold (5.9 million ounces of gold and 6.1 billion pounds of copper).

The resource model assumes the block-cave method of exploitation and it is based on economic assumptions derived from similar deposits now in production.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 18th day of February 18, 2014.

ANNEX A
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	February 18, 2014

Initial Resource Estimate for Seabridge Gold’s Deep Kerr Deposit
515 million tonnes of inferred resources average 0.53% copper, 0.36 g/T gold
Size and grade expected to grow in this year’s drilling program

Toronto, Canada… Seabridge Gold announced today that an independent mineral resource estimate for the recently discovered Deep Kerr Zone at its 100%-owned KSM Project in northwestern British Columbia, Canada contains an inferred resource of 515 million tonnes grading 0.53% copper and 0.36 g/T gold (5.9 million ounces of gold and 6.1 billion pounds of copper). The estimate is dated as at February 14, 2014. A National Instrument 43-101 compliant report is being prepared and will be filed on SEDAR at www.sedar.com within 45 days.

Seabridge Chairman and CEO Rudi Fronk noted that the Deep Kerr deposit is shaping up as a major copper-gold discovery. “Deep Kerr has the size and grade of a world class deposit and it is very well situated for low cost, efficient underground block cave mining. The resource model assumes this method of exploitation and  is based on a set of realistic economic assumptions derived from similar deposits now in production. We therefore have a high degree of confidence that, with further work, Deep Kerr can mature into an outstanding opportunity for a large, high margin operation attractive to major mining companies.”

Mr. Fronk also noted that the estimated Deep Kerr copper resource grade is more than two and one-half times the average of the KSM Project. “We set out last year to change the economic profile of KSM and we have succeeded in doing so. Before Deep Kerr, KSM was a gold project with a robust copper credit that would appeal primarily to gold miners as prospective partners. Now, KSM has a much stronger copper profile which, we believe, opens up the potential for a joint venture with a large base metal producer.”

Key observations include:
•	Excellent continuity of grade vertically and laterally within the deposit.
•	Deep Kerr is wide open to the north and down dip, supporting the potential for substantial increases in both the size and grade of the mineralized envelope.
•
Drilling completed to date indicates vertical zonation of sulfide minerals in the deposit and suggests that higher grade bornite could become more abundant than chalcopyrite down plunge. (Both bornite and chalcopyrite are copper minerals).

Resource Estimating Procedures:
Gold and copper grades were estimated by Resource Modeling Inc. (“RMI”) using inverse distance weighting methods within geologically constrained gold and copper grade domains constructed for the Deep Kerr zone. The grade models were validated visually and by comparisons with nearest neighbor models. The drill hole database that was used for the estimate of mineral resources for the Deep Kerr Deposit consisted primarily of data collected from 32 core drill holes totaling approximately 35,000 meters of core drilling completed in 2012 and 2013. RMI reviewed the quality assurance/quality control protocols and results from Seabridge’s 2012 and 2013 drilling program and has deemed that the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) were reasonable. Based on the performance of those standard reference materials, RMI believes that the Seabridge drill samples are reproducible and suitable for estimating mineral resources.  Historical drill hole results were used in conjunction with the 32 recent Seabridge core holes to estimate block grades for the upper portion of the Deep Kerr resource.

The geological model for Deep Kerr used as the basis for the resource estimate defines a broad zone that is about 600 meters wide of altered rock believed to be a relict intrusion. Intensive alteration within this unique lithological zone contains the same alteration mineralogy seen in the district along with abundant anhydrite and magnetite. Coincident with this alteration, broad overlapping quartz stock work veins are dominated by chalcopyrite and locally bornite. The characteristic that distinguishes this zone from other KSM deposits is that pyrite is markedly decreased relative to copper-bearing minerals. These characteristics form a mineralized envelope that is consistent with a deep porphyry core deposit and were used to constrain the estimate of mineral resources.

Deep Kerr was treated as a block cave (bulk underground) mining target. The lateral and steep vertical continuity of the zone provides a geometric configuration that is likely to be amenable to these mining methods. Seabridge has retained Golder Associates and AMEC, both leading industry experts in underground mining, to undertake bulk underground mining studies for Deep Kerr. Resource estimation results were tested against possible underground mining shapes provided by Golder Associates culminating in mineral resources that were constrained within three dimensional wireframe shapes that represent potential underground mining limits. Resources were tabulated for three hypothetical draw point levels using various Net Smelter Return (“NSR”) cut-off grades, which is a common industry practice for this type of a deposit. Evaluation of the economic potential of Deep Kerr was based on metal prices of $3.30 per pound of copper, $1250.00 per ounce gold, $23.00 per ounce silver, $14.40 per pound molybdenum and estimated metal recoveries from metallurgical test work. The resource estimate was further constrained by cost parameters derived from comparable operating block-cave mines around the globe, totaling $16.00 per tonne and consisting of $6.00 per tonne for mining and $10.00 per tonne for processing and G&A.

At this time, the Deep Kerr deposit is being evaluated as a stand-alone occurrence. To insure that the Deep Kerr resource does not overlap with the Kerr deposit which lies above it, the previously reported Kerr open pit resource was isolated by a fifty (50) meter buffer separating it from the new Deep Kerr resource. Additional drilling and advanced engineering analysis will be required before it is possible to evaluate whether or not Kerr and Deep Kerr can be combined in a single underground operation.

Deep Kerr Undiluted Inferred Mineral Resources

NSR cutoff value ($/tonne)	Tonnes (000)	Copper Grade (%)	Copper (millions of lbs)	Gold Grade (g/T)	Gold (000 of ounces)	Silver Grade (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (000 of lbs)
8.0	749,928	0.42	6,917	0.30	7,325	1.7	41,349	24	40,146
8.0	749,928	0.42	6,917	0.30	7,325	1.7	41,349	24	40,146
12.0	675,228	0.45	6,730	0.32	6,921	1.7	37,897	26	38,175
16.0	597,280	0.49	6,472	0.34	6,515	1.8	34,644	27	35,962
20.0	514,667	0.53	6,052	0.36	5,914	1.8	30,319	28	32,087
24.0	442,221	0.58	5,640	0.39	5,485	1.9	26,670	29	28,654
28.0	376,888	0.62	5,168	0.41	4,976	2.0	23,919	30	24,849
32.0	317,108	0.67	4,700	0.44	4,477	1.9	19,570	31	21,504
36.0	272,175	0.71	4,279	0.46	4,012	1.9	16,699	31	18,621

The above table reports undiluted inferred mineral resources above various NSR cut-off grades that are contained within a conceptual block cave shape. To be conservative, the initial Deep Kerr inferred resource is being reported at an NSR cut-off grade of $20 per tonne, as highlighted in the table above. The conceptual block cave shapes that were used to define the Deep Kerr inferred resources are based on a nominal 500 meter cave height.  Further engineering work will optimize the cave height to enhance overall project economics and reduce dilution. Infill drilling within the currently recognized inferred resource will be required to allow for detailed block cave optimization and a more accurate assessment of dilution. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.

To indicate the potential significance of Deep Kerr, we have prepared the following table of proven and probable reserves reported by major producing copper-gold projects around the world. This data has been assembled from the latest available public disclosures by these companies:

Project	Owner	Location	Tonnes (millions)	Copper Grade (%)	Gold Grade (g/T)
Batu Hiju	Newmont	Indonesia	439	0.40	0.28
Bingham Canyon	Rio Tinto	United States	704	0.49	0.20
Cadia East	Newcrest Mining	Australia	1,600	0.29	0.49
Grasberg	Freeport	Indonesia	488	0.93	0.88
Oyu Tolgoi	Rio Tinto	Mongolia	1,040	0.46	0.31

The KSM project continues to expand. Exploration drilling planned for this year is designed to grow and improve the Deep Kerr resource.

Resource estimates included herein were prepared by RMI under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner is a highly-regarded expert in his field and frequently undertakes independent resource estimates for major mining companies. Mr. Lechner has reviewed and approved this news release. Exploration activities by Seabridge at the KSM Project have been conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol was employed during the 2013 program including blank and reference standards, in addition all copper assays that exceeded 0.25% Cu were re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the samples. Samples were assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amenability of the Deep Kerr zone to block cave mining; (ii) the belief that the economic assumptions regarding production costs of block cave mining are realistic; (iii) that the Deep Kerr deposit can mature into an outstanding opportunity for a large, high margin operation attractive to major mining companies;  (iv) that higher grade bornite could become more abundant than chalcopyrite down plunge; (v) that the Seabridge drill samples are reproducible and suitable for estimating mineral resources; (vi) the estimated amount and grade of mineral resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net